UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL CITY CORPORATION
(Name of Subject Company (Issuer))
NATIONAL CITY CORPORATION
(Names of Filing Person (Offeror))
Common Stock, par value $4.00 per share
(Title of Class of Securities)
635405103
(CUSIP Number of Class of Securities)
David L. Zoeller, Esq.
Executive Vice President and General Counsel
National City Corporation
1900 East Ninth Street
Cleveland, Ohio 44114-3484
(216) 222-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

Lyle G. Ganske Jones Day 901 Lakeside Avenue Cleveland, Ohio 44114 (216) 586-3939	Christopher J. Hewitt Jones Day 901 Lakeside Avenue Cleveland, Ohio 44114 (216) 586-3939
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,906,250,000	$310,969

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 75,000,000 shares of the outstanding common stock, par value $4.00 per share, at a price per share of $38.75 in cash.

**	The amount of the filing fee equals $107.00 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $310,969	Filing Party: National City Corporation
Form or Registration No.: Schedule TO	Date Filed: January 26, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

SCHEDULE TO
     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on January 26, 2007 by National City Corporation, a Delaware corporation (“National City” or the “Company”), in connection with its offer to purchase for cash up to 75,000,000 shares of its Common Stock, par value $4.00 per share, at a price not greater than $38.75 per share nor less than $35.00 per share, net to each seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 26, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).
     The information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment.
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
     On March 7, 2007, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on February 28, 2007. A copy of the press release is filed as Exhibit (a)(5)(F) to this Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.
(a)(5)(F)      Press Release, dated March 7, 2007, announcing final results of the Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

National City Corporation
[By:	/s/ Thomas A. Richlovsky

Name:	Thomas A. Richlovsky
Title:	Senior Vice President and Treasurer]

Dated: March 7, 2007

EXHIBIT INDEX

Exhibit		Description

(a)(1)(A)	*	Offer to Purchase, dated January 26, 2007.
(a)(1)(B)	*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	*	Notice of Guaranteed Delivery.
(a)(1)(D)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	*	Form of Letter to Participants in the Harbor Federal Savings Bank Employee Stock Ownership Plan.
(a)(1)(G)	*	Form of Letter to Participants in the Fidelity Federal Bank and Trust Employee Stock Ownership Plan.
(a)(1)(H)	*	Form of Letter to Participants in the Savings Plan for Employees of Fidelity Federal Bank and Trust.
(a)(1)(I)	*	Form of National City Corporation Employee Stock Purchase Plan Letter of Transmittal.
(a)(2)		None.
(a)(3)		Not applicable.
(a)(4)		Not applicable.
(a)(5)(A)		Press Release dated January 23, 2007, announcing fourth quarter and full year 2006 results (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K on January 23, 2007, and incorporated herein by reference).
(a)(5)(B)		Press Release dated January 25, 2007, announcing the Offer (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K on January 25, 2007, and incorporated herein by reference).
(a)(5)(C)	*	Form of Summary Advertisement.
(a)(5)(D)	*	Letter to Shareholders.
(a)(5)(E)	**	Press Release, dated March 1, 2007, announcing preliminary results of the Offer.
(a)(5)(F)	***	Press Release, dated March 7, 2007, announcing final results of the Offer.
(b)(1)		None.
(d)(1)		National City Corporation 1989 Stock Option Plan (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by reference).
(d)(2)		National City Corporation’s 1993 Stock Option Plan (filed as Exhibit 10.5 to Registration Statement No. 33-49823 and incorporated herein by reference).
(d)(3)		National City Corporation 150th Anniversary Stock Option Plan (filed as Exhibit 4 to the Company’s Form S-8 Registration Statement No. 33-58815 dated April 25, 1995, and incorporated herein by reference).
(d)(4)		National City Corporation Plan for Deferred Payment of Directors’ Fees, as Amended (filed as Exhibit 10.5 to Registration Statement No. 2-914334 and incorporated herein by reference).
(d)(5)		National City Corporation Supplemental Executive Retirement Plan, as Amended and Restated July 1, 2002 (filed as Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference).

Exhibit	Description
(d)(6)	National City Corporation Amended and Second Restated 1991 Restricted Stock Plan (filed as Exhibit 10.9 to Registration Statement No. 33-49823 and incorporated herein by reference).
(d)(7)	Form of grant made under National City Corporation 1991 Restricted Stock Plan in connection with National City Corporation Supplemental Executive Retirement Plan as Amended (filed as Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by reference).
(d)(8)	Central Indiana Bancorp Option Plan effective March 15, 1991 (filed as Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by reference).
(d)(9)	Central Indiana Bancorp 1993 Option Plan effective October 12, 1993 (filed as Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by reference).
(d)(10)	Form of contracts with David A. Daberko, William E. MacDonald III, Jon L. Gorney, Jeffrey D. Kelly, David L. Zoeller, Thomas A. Richlovsky, James P. Gulick, John D. Gellhausen, James R. Bell III, Peter E. Raskind, Philip L. Rice, Timothy J. Lathe, Shelley J. Seifert, Daniel J. Frate, Ted M. Parker, Paul D. Geraghty, and Richard B. Payne, Jr. (filed as Exhibit 10.29 to the Company’s Form S-4 Registration Statement No. 333-45609 dated February 4, 1998, and incorporated herein by reference).
(d)(11)	Split Dollar Insurance Agreement effective January 1, 1994, between National City Corporation and certain key employees (filed as Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by reference).
(d)(12)	Restated First of America Bank Corporation 1987 Stock Option Plan (filed as Exhibit 4.4 to the Company’s Post-Effective Amendment No. 2 [on Form S-8] to Form S-4 Registration Statement No. 333-46571 dated March 19, 1998, and incorporated herein by reference).
(d)(13)	Amended and Restated First of America Bank Corporation Stock Compensation Plan (filed as Exhibit 4.5 to the Company’s Post-Effective Amendment No. 2 [on Form S-8] to Form S-4 Registration Statement No. 333-46571 dated March 19, 1998, and incorporated herein by reference).
(d)(14)	First of America Bank Corporation Directors Stock Compensation Plan (filed as Exhibit 4.6 to the Company’s Post-Effective Amendment No. 2 [on Form S-8] to Form S-4 Registration Statement No. 333-46571 dated March 19, 1998, and incorporated herein by reference).
(d)(15)	National City Corporation 1997 Stock Option Plan as Amended and Restated effective October 22, 2001 (filed as Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference).
(d)(16)	National City Corporation 1997 Restricted Stock Plan as Amended and Restated effective October 31, 2001 (filed as Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference).
(d)(17)	National City Corporation Retention Plan for Executive Officers, Amended and Restated effective January 1, 2005 (filed as Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference).
(d)(18)	Integra Financial Corporation Employee Stock Option Plan (filed as Exhibit 4.3 to the Company’s Post-Effective Amendment No. 1 [on Form S-8] to Form S-4 Registration Statement No. 333-01697, dated April 30, 1996, and incorporated herein by reference).
(d)(19)	Integra Financial Corporation Management Incentive Plan (filed as Exhibit 4.4 to the Company’s Post-Effective Amendment No. 1 [on Form S-8] to Form S-4 Registration Statement No. 333-01697, dated April 30, 1996, and incorporated herein by reference).
(d)(20)	Integra Financial Corporation Non-Employee Directors Stock Option Plan (filed as Exhibit 4.5 to the Company’s Post-Effective Amendment No. 1 [on Form S-8] to Form S-4 Registration Statement No. 333-01697, dated April 30, 1996, and incorporated herein by reference).
(d)(21)	National City Corporation Amended and Restated Long-Term Incentive Compensation Plan for Senior Officers as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.32 to the Company’s Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2000, and incorporated herein by reference).

Exhibit	Description

(d)(22)	The National City Corporation Management Incentive Plan for Senior Officers, as Amended and Restated effective February 23, 2004 (filed as Exhibit D to the Company’s Proxy Statement dated March 11, 2004, and incorporated herein by reference).
(d)(23)	National City Corporation Supplemental Cash Balance Pension Plan as Amended and Restated effective November 1, 2001 (filed as Exhibit 10.25 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference).
(d)(24)	The National City Corporation 2001 Stock Option Plan as Amended and Restated effective October 22, 2001 (filed as Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference).
(d)(25)	National City Corporation 2002 Restricted Stock Plan (filed as Exhibit A to the Company’s Proxy Statement dated March 8, 2002, and incorporated herein by reference).
(d)(26)	The National City Corporation Long-Term Deferred Share Compensation Plan effective April 22, 2002 (filed as Exhibit 10.33 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference).
(d)(27)	The National City Corporation Deferred Compensation Plan as Amended and Restated effective July 23, 2002 (filed as Exhibit 10.34 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference).
(d)(28)	Form of Agreement Not To Compete with David A. Daberko and William E. MacDonald III (filed as Exhibit 10.35 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference).
(d)(29)	Visa® U.S.A. Inc. limited guaranty between National City Corporation and Visa® U.S.A. Inc. dated August 6, 2002 (filed as Exhibit 10.36 to the Company’s Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2002, and incorporated herein by reference).
(d)(30)	The National City Corporation Executive Savings Plan, as Amended and Restated effective January 1, 2003 (filed as Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).
(d)(31)	The National City Corporation Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).
(d)(32)	Amendment No. 1 to the National City Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).
(d)(33)	Amendment No. 1 to the Split Dollar Insurance Agreement effective January 1, 2003 (filed as Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).
(d)(34)	Credit Agreement dated as of April 12, 2001, by and between National City and the banks named therein (filed as Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and incorporated herein by reference) and the Assumption Agreement dated June 11, 2002 (filed as Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference).
(d)(35)	MasterCard International Incorporated limited guaranty between National City Corporation and MasterCard International Incorporated dated April 30, 2003 (filed as Exhibit 10.39 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, and incorporated herein by reference).
(d)(36)	The National City Corporation Long-Term Cash and Equity Incentive Plan (filed as Exhibit 10.40 to the Company’s Quarterly Report on Form 10-Q for the quarter year ended September 30, 2005, and incorporated herein by reference).
(d)(37)	National City Executive Long-Term Disability Plan (filed as Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference).
(d)(38)	Amendment No. 2 to the National City Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.42 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference).

Exhibit	Description

(d)(39)	Amendment No. 3 to the National City Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.1 to the Company’s Post-Effective Amendment No. 3 to Form S-8 Registration Statement No. 333-61712 dated April 19, 2004, and incorporated herein by reference).
(d)(40)	Amendment No. 4 to the National City Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.3 to the Company’s Post-Effective Amendment No. 3 to Form S-8 Registration Statement No. 333-61712 dated April 19, 2004, and incorporated herein by reference).
(d)(41)	Allegiant Bancorp, Inc. 2002 Stock Incentive Plan (filed as Appendix A to Allegiant Bancorp, Inc.’s Proxy Statement for its 2002 Annual Meeting, and incorporated herein by reference).
(d)(42)	Allegiant Bancorp, Inc. 2000 Stock Incentive Plan (filed as Annex A to Allegiant Bancorp, Inc.’s Proxy Statement for its 2000 Annual Meeting, and incorporated herein by reference).
(d)(43)	Provident Financial Group, Inc. 1988 Stock Option Plan (filed as Exhibit 10.18 to Provident Financial Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).
(d)(44)	Provident Financial Group, Inc. 1996 Non-Executive Officer Stock Option Plan (filed as Exhibit 10.19 to Provident Financial Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).
(d)(45)	Provident Financial Group, Inc. 1997 Stock Option Plan (filed as Exhibit 10.20 to Provident Financial Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).
(d)(46)	Provident Financial Group, Inc. 2000 Employee Stock Option Plan (filed as Exhibit 10.21 to Provident Financial Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).
(d)(47)	Provident Financial Group, Inc. 2002 Outside Directors Stock Option Plan (filed as Exhibit 10.23 to Provident Financial Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).
(d)(48)	Provident Financial Group, Inc. 1992 Outside Directors Stock Option Plan (filed with Provident Financial Group, Inc.’s Form S-8 Registration Statement No. 33-51230, and incorporated herein by reference).
(d)(49)	Provident Financial Group, Inc. Deferred Compensation Plan (filed as Exhibit 10.22 to Provident Financial Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).
(d)(50)	Provident Financial Group, Inc. Outside Directors Deferred Compensation Plan (filed as Exhibit 10.24 to Provident Financial Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).
(d)(51)	Provident Financial Group, Inc. Supplemental Executive Retirement Plan (filed as Exhibit 10.25 to Provident Financial Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference).
(d)(52)	National City Corporation 2004 Deferred Compensation Plan (filed as Exhibit 10.60 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference).
(d)(53)	Amendment No. 5 to the National City Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.61 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference).
(d)(54)	Amendment No. 6 to the National City Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.62 to Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference).
(d)(55)	Appendices AO, AP, AQ, and AR to the National City Savings and Investment Plan, as Amended and Restated effective January 1, 2001 (filed as Exhibit 10.63 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference).
(d)(56)	Form of Restricted Stock Agreement (filed as Exhibit 10.64 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, and incorporated herein by reference).

Exhibit	Description

(d)(57)	Form of Restricted Stock Agreement used in connection with National City Corporation Management Incentive Plan for Senior Officers (filed as Exhibit 10.65 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and incorporated herein by reference).
(d)(58)	Form of Incentive Stock Option Agreement (filed as Exhibit 10.66 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference).
(d)(59)	Form of Non-qualified Stock Option Agreement (filed as Exhibit 10.67 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference).
(d)(60)	Form of contracts with Robert B. Crowl and Jon N. Couture (filed as Exhibit 10.68 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, and incorporated herein by reference).
(d)(61)	Release and Non-competition Agreement between National City Corporation and Jose Armando Ramirez (filed as Exhibit 10.69 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, and incorporated herein by reference).
(d)(62)	Form of Restricted Stock Unit Award Agreement (filed as Exhibit 10.45 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, and incorporated herein by reference).
(d)(63)	Form of Amendment to Agreement Not to Compete with David A. Daberko and William E. MacDonald III (filed as Exhibit 10.48 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and incorporated herein by reference).
(d)(64)	Form of Non-Elective Deferred Compensation Award Statement (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 1, 2006, and incorporated herein by reference).
(d)(65)	Form of Non-Elective Deferred Compensation Award Statement (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on May 1, 2006, and incorporated herein by reference).
(d)(66)	Deferred Compensation Plan for Daniel J. Frate (filed as Exhibit 10.51 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and incorporated herein by reference).
(d)(67)	Release and Separation Agreement between National City Corporation and John D. Gellhausen (filed as Exhibit 10.51 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, and incorporated herein by reference).
(d)(68)	Form of Restricted Stock Unit Agreement (Retention/Non-compete) between National City Corporation and each of Jeffrey D. Kelly and Peter E. Raskind (filed as Exhibit 10.52 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, and incorporated herein by reference).
(d)(69)	Form of Restricted Stock Unit Agreement (Performance) between National City Corporation and each of Jeffrey D. Kelly and Peter E. Raskind (filed as Exhibit 10.53 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, and incorporated herein by reference).
(d)(70)	Aircraft Time Sharing Agreement (aircraft registration number N45NC) between National City Credit Corporation and David A. Daberko (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 23, 2006, and incorporated herein by reference).
(d)(71)	Aircraft Time Sharing Agreement (aircraft registration number N89NC) between National City Credit Corporation and David A. Daberko (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 23, 2006, and incorporated herein by reference).
(d)(72)	Severance Agreement Termination between National City Corporation and William E. MacDonald III (filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on October 23, 2006, and incorporated herein by reference).
(d)(73)	Severance Agreement Termination between National City Corporation and David A. Daberko (filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K filed on October 23, 2006, and incorporated herein by reference).
(d)(74)	Form of Restricted Stock Award Agreement (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 23, 2006, and incorporated herein by reference).

Exhibit	Description

(d)(75)	Form of Restricted Stock Unit Award Agreement (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 23, 2006, and incorporated herein by reference).
(d)(76)	Form of Restricted Stock Unit Award Agreement (filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on October 23, 2006, and incorporated herein by reference).

* Previously filed with the Schedule TO on January 26, 2007.
** Previously filed with the Schedule TO (Amendment No.1) on March 1, 2007
*** Filed herewith.